cM 3/17

SECURIT 05038779 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00099

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Associated Investment Services, Inc.

OFFICIAL USE ONLY
39-0210110
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2985 S. Ridge Road, Suite C
(No. and Street)

Green Bay (City) — Wisconsin (State) — 54305-0640 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Curtis J. Fuszard — 920-431-8022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive, (Address) — Chicago (City) — Illinois (State) — 60601-5212 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
MAR 0 1 2005
WASH. DC 179

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16

OATH OR AFFIRMATION

I, Curtis J. Fuszard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Associated Investment Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA SCHWOERER
Notary Public - State of Wisconsin
My Commission Expires June 12, 2005

Signature

President & Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

FINANCIAL STATEMENTS AND SCHEDULES
DECEMBER 31, 2004

TABLE OF CONTENTS

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors and Stockholder
Associated Bank Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Associated Investment Services, Inc. (a wholly owned subsidiary of Associated Banc-Corp) (the Company) as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Associated Investment Services, Inc. as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 18, 2005

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
Cash and cash equivalents	$1,684,769
Securities owned:	
Marketable, at market value	3,377,403
Deposit with clearing broker	100,000
Receivable from broker/dealers and clearing organization	402,603
Receivable from related parties	283,107
Furniture, equipment and leasehold improvements – less accumulated depreciation of $465,587	88,890
Exchange membership owned, at cost (market value $19,000)	2,000
Prepaid assets	114,665
Income tax receivable	5,611
Total assets	$ 6,059,048
LIABILITIES AND STOCKHOLDER'S EQUITY	
Payable to clearing organization	$ 4,126
Payable to customers	49,756
Payable to related parties	143,892
Accrued personnel expense	325,012
Other liabilities	112,150
Deferred tax liability	30,129
Total liabilities	$ 665,065
Stockholder's equity	
Common stock (No par value with a stated value of $100 per share, authorized 1,000 shares, issued and outstanding 480 shares)	$ 48,000
Surplus	2,362,444
Retained earnings	2,983,539
Total stockholder's equity	5,393,983
Total liabilities and stockholder's equity	$ 6,059,048

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenue:	
Commissions	$ 4,166,599
Interest and dividends	26,789
Investment Advisory Fees	1,785
Annuity and insurance commission revenue from affiliate	8,175,722
Other	234,797
Total revenue	12,605,692
Expenses:	
Personnel expense	6,160,074
Commissions and floor brokerage	391,896
Occupancy and equipment	624,218
Communications and data processing	325,581
Business development and advertising	316,503
Office expense	17,772
Affiliate management and administrative fees	666,408
Other expenses	917,283
Total expenses	9,419,735
Income before income taxes	3,185,957
Income tax expense	1,287,475
Net income	$ 1,898,482

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock			Retained	
	Shares	Amount	Surplus	Earnings	Total
Balance, December 31, 2003	480	$ 48,000	$2,362,444	$1,085,057	$3,495,501
Net income	---	---	---	1,898,482	1,898,482
Balance, December 31, 2004	480	$ 48,000	$ 2,362,444	$2,983,539	$5,393,983

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,898,482
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	36,562
Purchase of securities	(1,507,603)
Increase in net receivable from broker/dealer and clearing organization	(47,238)
Decrease in prepaid assets	11,682
Deferred taxes	99,615
Increase in receivable from related parties	(149,607)
Decrease in payables to customers	(8,296)
Increase in payable to related parties	69,529
Decrease in accrued personnel expense	(135,771)
Decrease in other liabilities	(46,033)
Net change in income tax receivable/payable	(376,134)
Net cash used in operating activities	(154,812)
Net decrease in cash and cash equivalents	(154,812)
Cash and cash equivalents at beginning of year	1,839,581
Cash and cash equivalents at end of year	$ 1,684,769

Supplemental disclosures of cash flow information:	
Cash paid during the year for income taxes	$ 1,482,700

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Significant accounting and reporting policies follow.

Principal Business Activity

Associated Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Associated Banc-Corp (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD) and the Chicago Stock Exchange.

The Company acts as an introducing broker, clears all transactions on a fully disclosed basis with a clearing broker or dealer, and transmits all customer funds and securities to the clearing broker or dealer. Although the Company does not carry customer funds or securities, on occasion it does receive checks made payable to itself, which the Company deposits into its clearing broker account or dealer bank account with an affiliate. Therefore, the Company does not meet all the requirements as set forth in the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), and must comply with the Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3.

Revenue Recognition

Commissions and related clearing expenses for mutual funds, investment securities, and annuities are recorded on a trade-date basis. Commissions for insurance products are recognized upon insurance company approval of the transaction and when the cash is received.

Management and investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Cash and Cash Equivalents

The Company considers cash and interest bearing deposits with other financial institutions to be cash and cash equivalents.

Cash of $112,100 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Securities Owned

Marketable securities are reported at market value. Unrealized gains or losses are included in profit or loss.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are being depreciated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Maintenance and repair costs are charged to expense as incurred.

Exchange Membership

The Company's Chicago Stock Exchange membership is carried at cost of $2,000 and was valued at the quoted bid price of $19,000 as of December 31, 2004.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax calculated is remitted to the Parent.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates in Preparation of Financial Statements

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

NOTE 2 SECURITIES OWNED

The Company invests in the Alliance Treasury Reserves money market fund estimated at fair value of $3,377,403 at December 31, 2004.

NOTE 3 RECEIVABLE FROM AND PAYABLE TO BROKER/DEALERS AND CLEARING ORGANIZATION

At December 31, 2004, amounts receivable from and payable to broker/dealers and clearing organizations consists of fees and commissions receivable, and the related charges of customer transactions cleared through another broker/dealer on a fully disclosed basis.

NOTE 4 PAYABLE TO CUSTOMERS

Accounts payable to customers include amounts due on cash and margin transactions.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

NOTES TO FINANCIAL STATEMENTS

NOTE 5 INCOME TAXES

Income tax expense (benefit) for the year ended December 31, 2004 consists of the following:

Current:	
Federal	$ 953,286
State	234,574
Total current	1,187,860
Deferred:	
Federal	80,768
State	18,847
Total deferred	99,615
Income tax expense	$1,287,475

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The major temporary differences that give rise to the deferred tax assets and liabilities for the year ended December 31, 2004 are as follows:

Accrued liabilities	$ 10,399
Deferred compensation	5,215
State income taxes	1,426
Total gross deferred tax assets	17,040
Prepaid expenses	(44,288)
Furniture, equipment and leasehold improvements	(2,881)
Total gross deferred tax liabilities	(47,169)
Net deferred tax liabilities	$ (30,129)

The effective tax rate differs from the statutory federal tax rate. The major reasons for this difference are as follows:

	2004
Federal income tax rate at statutory rate	35.0%
Increases resulting from:	
State income taxes (net of federal income taxes)	5.2%
Other	0.2%
Effective income tax rate	40.4%

In assessing the realizability of deferred tax liabilities, management considers whether it is more likely than not that some portion or all of the deferred tax liabilities will not be realized. The ultimate realization of deferred tax liabilities at December 31, 2004 is dependent upon the Company's ability to generate future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax liabilities are deductible, management believes it is more likely than not the Company will realize the benefits of these deferred tax liabilities at December 31, 2004.

NOTE 6 PENSION AND PROFIT-SHARING PLANS

Substantially all full-time employees of the Company are covered under the noncontributory defined benefit plan (benefit plan) of the Parent. Under the benefit plan, the Company is allocated a portion of the expense, and the pension obligation is recognized by the Parent. The Company's share of pension expense for 2004 was $131,441, of which $11,951 was unpaid and accrued for at December 31, 2004.

Substantially all full-time employees of the Company are covered under the Profit Sharing and Retirement Savings Plan (savings plan) of the Parent, and employees may make pre-tax contributions up to certain IRS dollar limits. Total expense related to the Company's contributions to the savings plan was $418,278 in 2004, of which $37,312 was unpaid and accrued for at December 31, 2004.

NOTE 7 COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space from its Parent and various banks owned by its Parent under operating lease arrangements that are cancelable under mutual agreement. Lease payments are determined annually based upon base rents and other operating costs and square footage occupied. Rent expense, included in occupancy and equipment on the Statement of Income, for all related-party operating leases totaled $592,356 in 2004.

In the ordinary course of business, the Company may be named as defendant in or be a party to various pending and threatened legal proceedings. In the view of the intrinsic difficulty in ascertaining the outcome of such matters, the Company cannot state what the eventual outcome of any such proceedings will be. Management believes, based upon discussions with legal counsel and current knowledge, that liabilities arising out of any such proceedings (if any) will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company. A pending arbitration case disclosed at December 31, 2003, was settled during 2004 for $155,000.

NOTE 8 RELATED-PARTY TRANSACTIONS

Pension and profit-sharing plan expense allocations are discussed in Note 6.

Terms of leases with the affiliate banks owned by the Parent are discussed in Note 7.

The Company paid the Parent management and administrative fees of $666,408 in 2004.

A revenue sharing arrangement exists between the Company and Associated Financial Group, LLC (AFG), a wholly owned subsidiary of Associated Bank, National Association, which is a wholly owned subsidiary of the Parent. The arrangement was established to account for and allocate revenue with respect to the sale of annuity and insurance products that are distributed by dual employees of the Company and AFG. Shared revenue related to annuity and insurance product sales for 2004 totaled $8,175,722. Of this amount, $283,107 was a receivable at December 31, 2004. Product distribution expense payable to an affiliate at December 31, 2004 totaled $32,537. A revenue sharing arrangement was established between the Company and Associated Trust Company, National Association which is a wholly owned subsidiary of the Parent, to allocate asset based revenues received from Goldman Sachs, which is calculated off the asset market values of the Company and Associated Trust Company. At December 31, 2004, $51,614 was payable to Associated Trust Company. Other miscellaneous items payable to an affiliate or the Parent totaled $10,478 at December 31, 2004.

NOTE 9 CREDIT RISK

The Company maintains cash balances at a bank, and cash and securities at a clearing broker. Cash accounts at banks are insured by the FDIC for up to $100,000. Amounts in excess of FDIC insured limits were $1,584,769 at December 31, 2004. The Securities Investor Protection Corporation (SIPC) insures cash and securities up to $500,000 (although coverage of cash is limited to $100,000). Amounts in excess of SIPC insured limits were $2,977,403 at December 31, 2004, which is the security valuation in excess of the $400,000 remaining after the $100,000 cash coverage.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through a clearing broker/dealer, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker/dealer executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The clearing broker/dealer, seeks to control the risks associated with the Company's customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker/dealer monitors the Company's customers' required margin levels daily and, pursuant to such guidelines, requires the Company to contact the Company's customers' to deposit additional collateral or to reduce positions when necessary.

NOTE 10 NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $3,966,285, which was $3,716,285 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.15 to 1.00 at December 31, 2004.

Schedule 1

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

COMPUTATIONS OF NET CAPITAL UNDER SEC RULE 15C3-1
DECEMBER 31, 2004

NET CAPITAL:		
Total stockholder's equity		$5,393,983
Deductions and/or charges:		
A. Nonallowable assets:		
Exchange membership	2,000	
Furniture, equipment and leasehold improvements	88,890	
Income tax receivable	5,611	
Other assets	1,263,649	
	1,360,150	
B. Other deductions and/or charges	---	
		(1,360,150)
Net capital before haircuts on securities positions (tentative net capital)		4,033,833
Haircuts on securities positions		(67,548)
Net capital		$3,966,285
AGGREGATE INDEBTEDNESS:		
Items included in statements of financial condition:		
Accounts payable, accrued expenses, and other liabilities		$665,065
Deduction for required deposit in Reserve Bank Account		(52,243)
Total aggregate indebtedness		$612,822
Excess net capital at 1,500%		$3,925,430
Excess net capital at 1,000%		$3,905,003
Ratio: Aggregate indebtedness to net capital		0.15 to 1.00
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 250,000
Excess net capital		$3,716,285

There is no material difference between the computation of net capital above and that reported by the Company in Part II A (unaudited) of Form X-17A-5 as of December 31, 2004.

See Independent Auditors' Report.

Schedule 2

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

CUSTOMER RESERVE BANK ACCOUNT COMPUTATION UNDER SEC RULE 15C3-3
DECEMBER 31, 2004

	Credits	Debits
1. Free credit balances and other credit balances in customers' security accounts.	-0-	
2. Monies borrowed collateralized by securities carried for the account of customers.	-0-	
3. Monies payable against customers' securities loaned.	-0-	
4. Customers' securities failed to receive.	-0-	
5. Credit balances in firm accounts which are attributable to principal sales to customers.	-0-	
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days.	-0-	
7. Market value of short security count difference over 30 calendar days old.	-0-	
8. Market value of short securities and credits in all suspense accounts over 30 calendar days.	-0-	
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	-0-	
10. Mutual fund breakpoint liability projection	$49,756	
11. Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.		-0-
12. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.		-0-
13. Failed to deliver of customers securities not older than 30 calendar days.		-0-
14. Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts.		-0-
Totals	$49,756	-0-

15. Excess of total credits over total debits required to be on deposit in a "Reserve Bank Account"	$49,756
16. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	$52,243
17. Amount on deposit in Reserve Bank Account 1-141824-3	$112,100
18. Additional deposit required	-0-

There is no material difference between the determination of reserve requirements above and that reported by the Company in Part II (unaudited) of Form X-17A-5 as of December 31, 2004.

See Independent Auditors' Report.

Schedule 3

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3
DECEMBER 31, 2004

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ ---
	A. Number of items	---
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ ---
	A. Number of items	---
3.	The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	YES (x)

See Independent Auditors' Report.

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Associated Investment Services, Inc.:

In planning and performing our audit of financial statements and schedules of Associated Investment Services, Inc. (a wholly owned subsidiary of Associated Banc-Corp) (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid securities and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures are adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors; management; the SEC; National Association of Securities Dealers, Inc.; and any other regulatory agencies that rely Rule 17a–5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other that these specified parties.

KPMG LLP

February 18, 2005